Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2008	2007

Earnings available to cover fixed charges:
Income before income taxes	$457	$482
Plus: Fixed charges	175	151
Amortization of capitalized interest	16	13
Less: Capitalized interest	15	18

Earnings available to cover fixed charges	$633	$628

Fixed charges (*):
Interest, including amortization of deferred financing costs	$152	$132
Interest portion of rental payments	23	19

Total fixed charges	$175	$151

Ratio of earnings to fixed charges	3.62x	4.16x

(*)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

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